UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE TO/A


   Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
             of the Securities Exchange Act of 1934
                     (Amendment No. Final)

    DECADE COMPANIES INCOME PROPERTIES-A LIMITED PARTNERSHIP
             (Name of the Subject Company (issuer))

    DECADE COMPANIES INCOME PROPERTIES-A LIMITED PARTNERSHIP
                     JEFFREY L. KEIERLEBER

         (Name of Filing Persons (Issuer and Offeror))
                 Limited Partnership Interests

                 (Title of Class of Securities)

                              N/A
             (CUSIP Number of Class of Securities)

                       Mr. Michael Sweet
               Decade Companies Income Properties
              N19 W24130 Riverwood Dr., Suite 100
                       Waukesha, WI 53188
                         (262) 522-8990

			    Copy to:
                    Conrad G. Goodkind, Esq.
                    Walter J. Skipper, Esq.
                      Quarles & Brady LLP
                    411 East Wisconsin Ave.
                      Milwaukee, WI 53202
                         (414) 277-5000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

[ X ]   Check the box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $285.00

Form or Registration No.:    Schedule TO

       Filing Party: DCIP and Mr. Keierleber
       Date Filed: July 16, 2003

[    ]   Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [    ] third-party tender offer subject to Rule 14d-1.

 [ X ]  issuer tender offer subject to Rule 13e-4.

  [    ] going-private transaction subject to Rule 13e-3.

  [    ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

			  SCHEDULE TO

This Final Amendment to Schedule TO amends the Schedule TO originally filed by Decade Companies Income Properties - A Limited Partnership, a limited partnership organized in the State of Wisconsin (the "Partnership") and Jeffrey L. Keierleber (an affiliate of the Partnership and its General Partner) ("Keierleber"). (Keierleber and the Partnership are collectively referred to as "Offerors".) This Final Amendment to Schedule TO relates to the tender offer by the Partnership and Keierleber to purchase, in aggregate, up to 3,500 Limited Partnership Interests (the "Interests"), at a price of $910.00 per Interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 2003 (the "Offer to Purchase") and in the related Letter of Acceptance (which together constitute the "Offer").
This Final Amendment to Schedule TO reports the final results of the Offer. The Offerors are concurrently filing with this amended Schedule TO an amended
Schedule 13E-3.

    The Schedule TO is hereby amended as follows:

Item 4.  Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

The Offer expired at 12:00 midnight, Milwaukee time, on Friday, August 29, 2003. Pursuant to the Offer, the Partnership accepted an aggregate of 100 Interests at a price of $910.00 per Interest, net to the selling Limited Partners in cash for an aggregate amount of $91,000.00. Additionally, pursuant to the Offer, Mr. Keierleber accepted an aggregate of 1,485.333 Interests at a price of $910.00 per Interest net to the selling Limited Partners in cash for an aggregate amount of $1,351,653.03. Checks to individual Limited Partners are expected to be mailed promptly.

                           SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DECADE COMPANIES,
         GENERAL PARTNER,
         DECADE COMPANIES INCOME PROPERTIES


         /s/ Jeffrey L. Keierleber
         Jeffrey L. Keierleber,
         General Partner,
         Decade Companies



         /s/ Jeffrey L. Keierleber
         Jeffrey L. Keierleber

         Date: September 2, 2003